

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Ted A. Fernandez
Chief Executive Officer and Chairman
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, Florida 33131

Re: The Hackett Group, Inc.
     Form 10-K for the Fiscal Year Ended January 1, 2010
     Filed March 17, 2010
     File No. 333-48123

Dear Mr. Fernandez:

     We have completed our review of your filing and do not have any further comments at
this time.

                                        Sincerely,

                                        Tom Kluck
                                        Branch Chief

cc: John B. Beckman
     Hogan Lovells
     Via Facsimile: (202) 637-5464